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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: OJSC Concern Kalina

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 02 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34847   FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/1/05

КАЛИНА
КОНЦЕРН

Annual report 2004

RECEIVED
2005 NOV 29 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE
AR/S
12-31-04

OJSC Concern Kalina



contents

TABLE OF CONTENTS

КАЛИНА
КОНЦЕРН



Johan Vreeman
Chairman



Timur Goryayev
General Director

Dear Shareholders,

We are pleased to present, on behalf of OJSC Concern "Kalina", the 2004 Annual Report and to review the highlights of our Company's achievements during 2004.

Since our successful IPO on MICEX in April 2004, we have endeavored to demonstrate our transparency as a traded company and our commitment to good corporate governance. For example, in November 2004, we adopted the Corporate Governance Code recommended by the Russian Federal Service on Financial Markets. In addition, our Board of Directors, comprised of seven members, includes four non-executive directors, two of whom are independent, and a new, independent non-executive Chairman of the Board was elected in May 2004.

Kalina is one of the leading players in Russia's Household and Personal Care (HPC) market and the largest domestic HPC company. We have many well known brands, some of which are market leaders, and we are primed to introduce new brands and products in the years ahead.

Our Company exhibited strong growth in 2004. Our sales grew by approximately 16% from US$157.1 million in 2003 to US$ 182.6 million in 2004. Net income grew by 75.9% to US$19.0 million in 2004 compared to US$10.8 million in 2003. Equity per share grew by approximately 45% from US$8.0 in 2003 to US$11.6 in 2004. Sales per employee grew from US$49,000 in 2003 to US$74,000 in 2004.

To achieve these results, we developed, acquired and introduced new brands and products; consolidated and expanded our geographical scope; restructured our operating companies; invested in modernizing our technical and manufacturing capability; and raised the skills of our workforce.

In this, our first annual report, we present additional details regarding these activities and the dynamic and growing environment in which we are operating. We expect a steady and continuing profitable development of Kalina, leading to a further increase in our market share.

We would like to thank Kalina's employees, partners and shareholders for their co-operation throughout 2004, and we look forward to continuing these relationships in 2005.

Johan Vreeman
Chairman

Timur Goryayev
General Director

1 WHO WE ARE


КАЛИНА

Kalina was founded in 1942 when the Novaya Zarya cosmetics factory was evacuated from Moscow to Ekaterinburg. It was known as Uralskie Samotsvety until 1999, when its name was changed to Concern "Kalina" following its privatization in 1992. In 1996 Timur Goryayev acquired a controlling interest and the European Bank for Reconstruction and Development (with its two investment funds) became a 19.24% shareholder of Kalina in 2000.

Kalina completed its initial public offering and was listed on the Moscow Interbank Currency Exchange (MICEX) in 2004. Kalina also embarked in 2004 upon a long-term geographical and brand expansion strategy, exploiting its strong distribution network and product development capability.

Within the Russian HPC market, Kalina's core business is in personal care products, cosmetics and toiletries. Kalina is a market leader in the skin care sector, a leader in the oral care sector and is also active in additional sectors, including baby care, bath and shower products, hair care, men's grooming products and fragrances. Kalina also has a presence in the household cleaning products market.

In 2004, approximately 87% of Kalina's net revenues were derived from the sale of personal care products and approximately 13% from the sale of household care products.





2

KEY EVENTS FOR KALINA IN 2004

March 2004	Extraordinary General Meeting approves new version of charter
April 2004	Initial Public Offering — placement of 1,387,403 shares on MICEX
May 2004	Johan Vreeman, an independent director, elected Chairman of Board of Directors
May 2004	Launch of new skin care brand "100 Recipes of Beauty"
July 2004	Standard & Poors raises Kalina's corporate rating to ruBBB+
August 2004	Extraordinary General Meeting elects new Board of Directors and approves interim dividends
September 2004	Launch of new men's grooming brand "Ultimatum"
October 2004	Launch of new skin care brand "Barkhatnye Ruchki" ("Velvet Hands")
November 2004	Board of Directors approves Kalina's Corporate Governance Code
December 2004	Kalina's ordinary shares included in the calculation base of the RTS index for the Russian stock market
December 2004	Board of Directors approves the acquisition of an equity stake in German company Dr Scheller Cosmetics AG
December 2004	Federal Service for Financial Markets gives permission for 20% of Kalina's shares to be sold outside of Russia



3

THE MARKET

The HPC market in Russia and the CIS countries in which Kalina operates is less developed than the more mature Western markets. Though it is forecasted to grow rapidly, stimulated by growth in GDP and in personal incomes as well as by a wider variety of product choices more heavily marketed and more readily available than ever before.

It is also expected that market players will continue to consolidate, with larger multinational companies gradually squeezing out smaller companies as the resources required to compete in the marketplace become more substantial.

During 2004, Russia saw continued growth in the cosmetics and toiletries sector helped by the stable economic situation in Russia. Foreign investment in these sectors also increased during 2004. The multinationals, with their more aggressive advertising and promotional campaigns strengthened their position compared with most domestic manufacturers.

RUSSIAN COSMETICS MARKET


10,0
8,0
6,0
4,0
2,0
0
USB billion
5.7
6.4
7.1
7.7
8.2
8.6
2003
2004
2005 E
2006 E
2007 E
2008 E

Source: Euromonitor

Increased consumer spending power led to faster value growth and a decrease in the share of cheaper, lower-quality goods in the market. According to Euromonitor, the Russian HPC market grew by 13.7% to $6,443 million in 2004, compared to $5,667 million in 2003.

RUSSIAN COSMETICS AND TOILETRIES MARKET IN 2004



Sun care — 0.8%
Oral hygiene — 9.0%
Fragrancies — 22.5%
Men's grooming — 6.7%
Colour cosmetics — 13.0%
Skin care — 13.9%
Baby care — 1.7%
Hair care — 18.1%
Bath & Shower products — 9.4%
Deodorants — 4.9%

Source: Euromonitor

Industry experts believe that the cosmetics and toiletries market in Russia has strong potential for further growth in value terms. According to various sources, including the Perfumery and Cosmetics Association of Russia (PCAR), this market could potentially reach upwards of US$15-28 billion over the next 15 to 20 years.

According to Euromonitor, the most dynamic sector performer in Russia for which in 2004 increased by almost 20% in sales value comparing with the previous year. This trend has continued during the first half of 2005. According to AC Nielsen, during 2004, Kalina was the market leader in this sector, in which both local and foreign manufacturers as well as direct sales companies are represented.

Of the various HPC market sectors, the largest number of new product launches occurred in the skin care market during 2004, with many foreign manufacturers launching new products in Russia simultaneously with the introduction of such products in their own home markets. Value-added premium products enjoyed particular growth, as consumers became more aware of the benefits of using skin care products more specifically suited to their needs.

SHARE OF RUSSIAN MARKET (BY VOLUME)

FACIAL CARE



Others — 37.2%
Green Mama — 2.6%
Eveline — 2.7%
Nevskaya Kosmetica — 3.6%
Svoboda — 3.6%
Beiersdorf— 4.1%
Kalina 34.8%
L'Oreal — 11.4%

Source: AC Nielsen (November-December 2004)

The decorative cosmetics sector is the fourth largest sector in the cosmetics and toiletries market, accounting for nearly 13% by value of the total market. According to Euromonitor, this sector increased by 10% in 2004 to reach US$931 million. The Company's management believes that this growth trend is continuing in 2005.

In the last few years, more expensive mass-market products have enjoyed increasing popularity due to the growing spending power of women in Russia and the CIS. Price has become less important in the decision to purchase than branding and quality. Premium products have also enjoyed growth.

Men's grooming is a comparatively new sector introduced mainly by the multinationals, who currently dominate sales in this sector. In 2004, the sector enjoyed a 17% growth in value with sales reaching US$484 million according to Euromonitor. The men's grooming products sector is expected to see a CAGR of more than 7.7%, growing to nearly US$700 million by 2009.

The oral care sector, one of Kalina's traditional areas of activity, saw growth of 12.6% in 2004 to US$648 million according to Euromonitor. Toothpaste continued to be the largest constituent of this sector, comprising 72% of the total oral care sales value. According to Comcon-Media, 54.7% of Russia's urban population cleans its teeth twice a day. Sales of value-added products in the oral care sector also increased in 2004.

STRATEGY

Kalina's core strategy is to develop, acquire and market high quality branded products that offer consumers superior value and satisfaction. Through the implementation of this strategy, Kalina has become the market leader among HPC product manufacturers in Russia. Kalina believes that its competitive strengths and widely recognized brands set the Company apart from local competition and enable it to compete with the multinationals.

Market Strategy

Kalina seeks to enter sectors of the market that show strong potential growth while developing higher value and premium products by building upon its portfolio of strong brands. The Company believes this approach offers the potential for both product line extension and geographic expansion.

During the last several years, the Company has focused on becoming the industry leader in Russia and is now building on the success of its brands in Russia to launch its products into certain other CIS countries, capitalizing on their close economic and cultural ties to Russia and the growing recognition of Kalina's brands.

In the domestic Russian market, Kalina's key strategic objective is to achieve and maintain leading market shares in the main product categories in which it competes. Management believes that there is, and will continue to be, strong consumer demand for local beauty care products that present a viable competitive alternative to multinational brands marketed in Russia.

Sales by product categories:


Others — 7.2%
Men's Grooming — 3%
Household Chemicals — 1.6%
Skin care — 47.6%
Detergent — 11.6%
Fragrances — 2.4%
Hair Care — 11.7%
Oral Care — 14.9%

Source: Kalina, 2004

To this end, the Company aims to continue building local brands that have the potential to remain or become number one in their respective market sectors. Kalina also seeks to position its brands as consumers' first choice whenever they are seeking an alternative to a multinational brand.



Product Strategy

Kalina's principal personal care products include skin care, oral care, male grooming, hair care, fragrances and color cosmetics. The Company's principal household care products include fabric care products, household surface care products and soap products.

The Company seeks to create products with specifications that match those of locally marketed multinational brands and exceed those of Russian competitors. These specifications encompass all product attributes, including formulation, packaging design, product efficiency and user benefit. Adhering to a value-pricing strategy, maintaining parity prices or charging justifiable premiums over other Russian brands, Kalina aims to provide consumers with a comparable but more competitively priced choice to multinational products.

The Company's goal is to achieve and maintain leading market positions in its primary product categories, as well as to introduce new products and brands in product categories which are believed to have strong growth potential. The Company is moving away from slow-growing and generic products which provide poor returns and are in sectors of the market that have little growth potential. In 2004, 72% of the Company's sales came from branded products, compared to 61% in 2003.

Distribution Strategy

The market in which Kalina operates, Russia and the other CIS and Baltic countries, has a population of over 277 million people.

The principal geographic market for the Company is Russia, which accounted for 80% of total sales in 2004. The other 20% of 2004 sales was in other CIS countries, principally in Ukraine, Uzbekistan and Kazakhstan, as well as in the Baltic countries.

Kalina markets its products to consumers in the middle and lower price segments of the cosmetics and toiletries market, covering approximately 95% of all households in Russia, focusing in particular on television advertising. To support these efforts, the Company operates the HPC product market's largest sales and distribution network in Russia, CIS and the Baltic countries.



RUSSIA

Source: Euromonitor

In 2004, the Company's distribution network consisted of 194 dealers and 87 wholesalers covering its principal home and export markets. Kalina's products were sold in over 81,000 retail outlets in 221 cities and towns in Russia, the CIS and the Baltics. Kalina intends to continue to invest in its distribution infrastructure, particularly in cities.

Expansion Strategy

Kalina will continue to look to acquire smaller companies, both at home and abroad, that extend the range and quality of its brand and product portfolio.

In 2004, Kalina began acquiring a 58.4% stake in the German company Dr. Scheller Cosmetics AG, or Scheller, with its strong brands — Manhattan in decorative cosmetics and Apotheker Scheller in premium skin care. This acquisition is consistent with Kalina's strategic expansion program supporting the key goal of entering the attractive decorative cosmetics and premium skin care market sectors.

Kalina intends to expand its representation and sales in key Russian cities and has a long term strategy for geographic expansion outside of Russia by building on the existing strength of leading brands such as Black Pearl, Clean Line, MIA, 32, and Forest Balsam internationally. The Company's strategic objective in the CIS and the Baltic countries is to achieve the market shares enjoyed by these brands in Russia.

DR. SCHELLER COSMETICS AG
creating care competence

Supporting the Brands

Heavy spending on brand promotion, advertising and attractive packaging is essential to maintain brand loyalty and product life. New product launches and support often have to compete with those of the multinationals.

Kalina has developed its brand awareness over several years through significant advertising expenditures, which totaled $18.7 million in 2004 and $13.4 in 2003. Kalina brands rank highly in most HPC sectors in Russia, helping the Company to compete with both domestic and multinational producers.


ЧИСТАЯ ЛИНИЯ

Modern Production and Technology

In 1999, Kalina was the first company in the HPC industry in Russia to attain the internationally recognized ISO-9001 quality certification. The certification is renewed every three years. The Company has made substantial investments to maintain and enhance the quality of its products, increase production automation, reduce production costs and increase production volumes.





COMPANY PRODUCTS 5

Kalina's main focus is achieving and maintaining leading market positions in its primary product categories, as well as introducing new products and brands in product categories in which the Company believes there is strong growth potential. Kalina has achieved its strongest sales and sees its best opportunities in the following personal care sectors:

SHARE OF RUSSIAN MARKET (BY VALUE)

FACIAL CARE


Others — 40%
reen Mama — 2.0%
vskaya Kosmetica
2.1%
ıwarzcopf— 3.2%
ciersdorf— 8.3%
Kalina — 23.7%
L'Oreal — 20.7%

ORAL CARE


Colgate-Palmolive —23.8%
Nevskaya Kosmetica
—10.3%
Kalina — 9.6%
GlaxoSmithKline
— 7.2%
Svoboda — 2.5%
Modum — 2.2%
Others — 19.6%
Procter&Gamble
— 24.8%

Source: AC Nielsen (November-December 2004)

Skin and Facial Care

Kalina is the market leader in Russia in the fast growing skin and facial care sector. According to ACNielsen, Kalina's market share in the facial care segment of this sector at the end of December 2004 was 23.7% in value terms.

Black Pearl


ЧЕРНЫЙ ЖЕМЧУГ
ЧЕРНЫЙ ЖЕМЧУГ

Black Pearl is Kalina's crown jewel. It is the best selling facial care brand in Russia and a key brand the Company intends to continue to develop in the future. Launched in 1997, Black Pearl offers everyday facial and body care products for women presented in high-quality packaging. The Company believes Black Pearl brand products deliver consumers benefits comparable to those offered by more expensive foreign brands while giving greater value for money.

Price-positioned in the upper-middle segment, Black Pearl has an 8.3% volume market share and a 10.3% value market share in Russia (AC Nielsen November-December 2004). According to the Gallup report for the 2nd half of the year 2004, Black Pearl's brand awareness in Russia was 55%, the highest level of brand awareness of any facial care brand in Russia. Gallup also reports that Black Pearl has a loyal consumer following, second only to Clean Line. The Company plans to support the development of this brand with advertising spending comparable to the main competing brands in the sector.

Kalina has launched 29 new products under the Black Pearl brand since 2001 and will seek to further increase the market share and sales of Black Pearl products in Russia and the other CIS and Baltic countries by extending the product range with new body care, decorative cosmetics and bath and shower products.

Clean Line


ЧИСТАЯ ЛИНИЯ
ЧИСТАЯ ЛИНИЯ
ШАМПУНЬ

Clean Line is another key brand Kalina intends to continue to develop. The brand is positioned as offering natural skin and hair care products with herbal ingredients. The product range includes women's facial and body care products, herbal soap bars and lip balms. Brand awareness for Clean Line is second only to Black Pearl and it has the highest consumer loyalty at 17.9%, according to the Gallup report for the 2nd half of the year 2004, among Kalina's brands.

As a large number of Russian competitors in the lower-middle price tier have generic, poorly differentiated products, Clean Line benefits from being one of the few competitors with both affordable products and a brand name with strong advertising support. The brand's core consumers are women in the low to middle income brackets.

Clean Line skin care products compete with domestic brands and had a 12.5% volume market share and a 7.3% value market share in the Russian lower-middle priced facial care product market sector (AC Nielsen November-December 2004).

In 2003, Kalina modernized Clean Line's packaging design to further increase the brand's competitiveness and upgraded the brand's packaging. In 2004, Clean Line's range was extended to include bath and shower products and to introduce new, higher-priced Clean Line creams packaged in jars. These new products are intended to drive the brand's expansion into the higher priced segments of the skin care market. Since 2000, 69 new products have been released under the Clean Line brand name.

MIA



Kalina is growing the comparatively new, middle-priced MIA brand into a core brand positioned as specialty cosmetics for young skin. Aimed at the vibrant 16 to 25 age group, the Company believes that MIA has strong potential for export sales to other CIS and Baltic countries. The product line currently consists of women's facial and body care products and is being extended during 2005 to include bath and shower products, decorative cosmetics and deodorants.

MIA skin care products compete both with local and multinational brands. According to ACNielsen, MIA had a 5.0% volume market share and a 2.9% value market share in the Russian middle-priced facial care product market sector during November and December of 2004.

Kalina has released 35 new products under the MIA brand since its launch in 2001 and supports the brand with a significant advertising budget. Kalina plans to further develop MIA and to extend the product line into the decorative cosmetics sector in 2005.

Velvet Hands



Velvet Hands is one of Russia's leading hand cream ranges with high brand awareness and consumer loyalty according to the Gallup report for the 2nd half of the year 2004. The range features three types of specialty hand care products – nourishing, moisturizing and protective creams. The brand is targeted at a relatively wide range of women aged 25 to 65 who engage in substantial housekeeping work. Velvet Hands is the top brand in the hand care market, with a volume market share of 7.3% and value share of 5.9% (AC Nielsen November-December 2004).

The Velvet Hands brand and packaging was redesigned in the second half of 2004 to make the brand more recognizable and appealing to consumers. The brand is set to expand into the fast growing middle price segment in 2005.

100 Recipes of Beauty



100 Recipes of Beauty, Kalina's new brand, was launched in the middle of 2004 after redesigning and repositioning of the Recipes of Beauty product line that had a strong awareness and consumer loyalty in the Russian skin care market. 100 Recipes of Beauty is a line of cosmetics created using traditional, home-made recipes for beauty products used by Russian women. The brand's core consumers are women in the low to middle income brackets who rely on Russian traditional home-made recipes. Following its launch, according to ACNielsen, 100 Recipes of Beauty reached a volume market share of 3.5% and value share of 1.1% during November-December 2004.

Oral Care

Kalina has a strong position in the oral care product sector. According to AC Nielsen November-December 2004, the Company had a 9.6% market share in the oral care products sector in terms of value. Kalina's oral care brands have high levels of customer awareness and loyalty among selected domestic and foreign brands according to Gallup for the 2nd half of the year 2004. The Company's principal oral care brands are:

32


32
ДВОЙНАЯ МЯТА

The 32 brand of oral care products was introduced in 1999 and includes family toothpastes, a breath-freshening mouthwash and toothbrushes. In addition to basic benefits, such as preventing and fighting cavities, 32 also offers consumers long-lasting fresh breath.

32 is Kalina's key oral care brand and, following a recent repositioning, has shown significant growth. It has been repositioned from an anti-decay focus to a more cosmetic one – a toothpaste with a 'lasting feeling of freshness'.

32 oral care products compete with domestic and foreign brands and have a 5.2% volume market share and a 5.0% value market share in the Russian middle-priced oral care product market (AC Nielsen November-December 2004).

Since 2001, 26 new products have been launched under the 32 brand name.

Forest Balsam


Лесной бальзам
Лесной бальзам
Лесной бальзам

Launched in 1997, Forest Balsam is Kalina's other main oral care brand, featuring therapeutic toothpastes and mouthwashes, marketed as fighting gum disease using natural ingredients. The brand is increasingly positioned as a niche offering. In 2003, the product quality and package design of Forest Balsam was updated, and the original aluminum tube packaging was recently replaced by laminate tubes.

Forest Balsam mainly competes with domestic brands. It had a 3.2% volume market share and a 3.1% value market share in the Russian lower-middle priced oral care sector (AC Nielsen November-December 2004).

Male Grooming

Kalina's main male grooming brands are Nord-Ost and Tet-a-Tet. However, late 2004 saw the launch of a new brand of shaving products, including shaving creams, shaving foams, shaving lotions and aftershaves, under the brand name Ultimatum. According to ACNielsen November-December 2004, Kalina has a 3.5% market value share in the Russian male grooming market.

ULTIMATUM



There is a new tough guy on the block! Kalina's latest brand for men has a distinct, ultra-masculine positioning aimed at overcoming the culturally perceived femininity of skin products. Launched in 2004, it is advertised using the line, 'Not for tender skin!' It is aimed at the lower end of the premium market, a sector the Company believes has not been exploited. Using a unique combination of ingredients, ULTIMATUM SkinGuard is a product that re-enforces the regenerative and protective facility of the skin. The advertising concept creates the essence of the brand: only a strong-willed, reliable, resolute man can give an ultimatum.

Initially aimed at the Russian male, the Company expects to extend sales, with advertising support and increased distribution, to the strategic markets of Ukraine and Kazakhstan.

According to ACNielsen November-December 2004 survey, at the end of 2004, just three months following its launch, ULTIMATUM reached a 0.4% market volume share and a 0.5% market value share.

Dr Scheller Cosmetics AG

Apotheker Scheller



Kalina's acquisition of German company Scheller has provided the Company with an exciting new premium skin care range, Apotheker Scheller, to market alongside its other brands. Apotheker Scheller was already selling well in Russia at the time of Kalina's acquisition, and Kalina is now seeking to expand the brand's market share by distributing its products through the Company's extensive distribution network. According to AC Nielsen Germany 1st half 2004, the Apotheker Scheller brand is the second best selling brand of natural skin care products in Germany and is also present in all CIS markets.

Manhattan


REINIGUNGS-
SCHAUM
BOOST
BOOST

The acquisition of Scheller provides new momentum for its offerings in this sector.

Manhattan brand, launched in the German market in 1964, is one of the oldest and most successful decorative cosmetics brands in Germany for women aged 14-29. The range includes lipsticks, facial and eye make-up, mascara and nail polishes.

According to AC Nielsen, Manhattan brand was the second largest brand in Germany in terms of sales in the first half of the year 2004. Brand recognition of the Manhattan brand in Russia in 2004 was 8.1%, according to Comcon. Manhattan also enjoys high awareness in other CIS markets.

The Dr. Scheller Cosmetics AG brand portfolio also includes Manhattan Clearface, a brand of antibacterial cleansing, care and decorative products for impure skin, and Durodont Medical, a special care range for special dental problems and white teeth.

While Kalina has a presence in the decorative cosmetics sector, it has not generally been considered a core market for the Company.

Other Products

Kalina has a large portfolio of other strong brands and products:

LIST OF OTHER SIGNIFICANT BRAND NAMES AND THEIR PRODUCT SECTORS.

PRODUCT NAME	MARKET SEGMENT
NORD-OST	MEN'S GROOMING
TET-A-TET	MEN'S GROOMING
LITTLE FAIRY	BABY CARE
DRAKOSHA	BABY CARE
ANGELIKA VARUM	FRAGRANCES
SECUNDA	HOUSEHOLD PRODUCTS
MASHENKA	HOUSEHOLD PRODUCTS
NEZHENKA	SOAP
LOKON	HAIR CARE
ANTIBAKTERIN	SOAP
EFFECT	DETERGENTS


ПЕНА
Неженка

COMPANY STRUCTURE 6


Ekaterinburg
Omsk
Ekaterinburg
Ekaterinburg Plant
Production of perfumery and cosmetic products
Omsk
Synthetic detergents plant
Production of household products

KALINA'S GROUP STRUCTURE AT THE END OF 2004


OJSC
Concern "KALINA"
Ekaterinburg Production Facility
Omsk Production Facility
100% subsidiary "Pallada Ukraine"
(Ukraine, distribution)
100% subsidiary "Zavod NOVOPLAST"
(Russia, plastic packaging production)
100% subsidiary "Overseas Holding B.V."
(The Netherlands, management of Kalina brands)

At the end 2004, Kalina owned two production facilities in Russia. The largest production facility is located near Kalina's headquarters in Ekaterinburg. The second production facility is located in Omsk. The Company fully owns all of its production lines and production buildings. At the end of 2004, 100% of Kalina's fixed assets (by net book value) were located in Ekaterinburg and Omsk.

SALES AND DISTRIBUTION

Sales and Distribution Structure

If a product is not available at a point of sale, then all the hard work and cost of development and marketing is wasted. Kalina has therefore invested heavily in trying to ensure that all of its products are in the right place, at the right time and in the right quantity.

Kalina's sales and distribution function is divided into six regional divisions, five based in Ekaterinburg, and one in Ukraine, each controlled by a sales manager. Each division is made up of several regional units headed by regional managers. Regional managers are responsible for customer relationships, including dealers and wholesalers, and directly handle sales to wholesalers.

Regional managers rely on supervisors, based in the main cities in each region, to service the Company's largest group of customers, the dealers.

A recently created department for merchandising control currently employs some 45 merchandising controllers to manage and control the quality of product presentation in retail outlets.

Kalina's sales strategy is aimed at fostering closer relationships with dealers, expanding the dealer distribution network and improving services offered to dealers. Special programs and activities are organized to motivate dealers to make direct sales to retail chains and to encourage a strong focus on, and commitment to, Kalina products. Many dealers have now created their own sales forces to distribute only Kalina products to retail customers. In this way, the Company has a sales force educated and exclusively focused on Kalina products, enhancing the effectiveness of product distribution.

Distribution Network and Customer Base

At the end of 2004, Kalina's distribution network consisted of 143 dealers in Russia and 51 dealers in the other CIS and Baltic countries. Kalina products were sold in over 81,000 retail outlets in 221 cities and towns in Russia and in the other CIS and Baltic countries.

During 2003 and 2004, sales to dealers accounted for approximately 84% and 90% of Kalina's total sales, respectively, while wholesalers accounted for 15% and 9%, respectively.

Sales by Country

Sales in Russia accounted for approximately 79% and 80% of Kalina's total sales in 2003 and in 2004, respectively. The majority of the Company's non-Russian sales are generated in the CIS and Baltic countries, and accounted for approximately 21% and 20% of its total sales in 2003 and in 2004, respectively. Of the non-Russian sales, Ukraine, Kazakhstan and Belarus are the key markets. Sales in these three countries together accounted for approximately 16% and 14% of the Company's total sales in 2003 and in 2004, respectively.

Pricing

Kalina employs a structured and standardized pricing policy that varies depending on the customer group and the volumes of goods ordered.
When setting or adjusting prices, the Company carries out detailed market and competitor benchmarking analyses and identifies the maximum price that is feasible in a particular price segment for the specific brand and product. Minimum price levels are set to ensure a certain level of gross margin for each product. This level varies depending on the category of the targeted customer.

Sales, Distribution and Marketing Outside of Russia

Kalina uses the same distribution system abroad as in Russia: products are distributed either through dealers, some of whom have created their own Kalina sales forces, or through wholesalers. The Company works with 51 dealers and has 65 contracts with wholesalers outside Russia.

The Pallada subsidiary in Ukraine was set up by Kalina to expand product sales in the country. The Company works with 25 dealers in Ukraine, 12 of which have created their own Kalina sales forces, and have 51 contracts with wholesalers. Kalina products are currently sold in 29 Ukrainian cities.

Kalina also works with 12 dealers, all of whom have created their own Kalina sales forces, in Kazakhstan and one dealer in Uzbekistan.

Distribution

Kalina's finished goods are delivered, at the Company's expense, to customers by either rail or road. In 2004, domestic transportation expense accounted for approximately 69% of the Company's total transportation costs. Railways are used to transport products to the eastern regions of Russia and to Kazakhstan. In 2004, shipments by railway accounted for 37% of total deliveries of finished goods, with the remainder transported by road through independent freight companies.

In 2002, Kalina launched a Supply Chain Management (SCM) system aimed at increasing efficiency in managing the Company's finished product inventory and raising the speed of feedback reaction of the distribution system. The SCM system, which is now a vital tool, is based on vendor management stock principles so that the Company has actual information about the stock level and dealers' sales in real time.

Seasonality

Kalina's sales are subject to seasonal patterns typically experienced by the personal care market, with peak periods during the first and fourth quarters of each year. This is driven by Russia's two major gift-giving holidays during these periods which are customarily accompanied by increased purchases of personal care product holiday gift sets.

COMPANY RESOURCES 8

The key to any successful manufacturing and marketing operation is the availability of skilled manpower, efficient and modern production capacity and readily accessible sources of funding. Kalina has all of these essential building blocks in place.

Human Resources

At the end of 2004, Kalina had 2,429 employees, including 2,403 in Russia and 26 in Ukraine. Of the Company's employees, 53 were executives, 244 were in sales, marketing and customer service, 292 were technical and maintenance employees, 293 were administrative and finance staff and 1,547 were manufacturing workers.

The Company has in place a program aimed at raising the skills of all staff, and further education is actively encouraged. Equally important is the careful selection of new staff, with the right blend of education and experience, to add to the overall capability of the workforce.

Personnel expense grew by 29.5% in 2004, reaching $12.3 million compared to $9.5 million in 2003. The growth was mainly attributable to the increase in personnel compensation. Increases in Kalina's sales force in the second half of 2003 was another reason for growth in personnel expense. In the second half of 2003, in order to improve the effectiveness of dealer performance, the Company introduced two new sales departments – Supervisors, and Control and Merchandising. Since 2003, 86 and 45 specialists, respectively, were recruited to work in the new departments.

Production Capacity

In 1999, Kalina was the first company in the HPC industry in Russia to be awarded the internationally recognized ISO-9001 quality certification and this has been renewed every three years. In the past two years, the Company has made substantial investments of $10.6 million to maintain and enhance the quality of its products, increase production automation, reduce production costs and increase production volumes.

9 CORPORATE GOVERNANCE

Ownership Structure

The following chart sets forth Kalina's ownership structure at March 3, 2005:



Other individual shareholders — 1.8%
Other legal entities-shareholders — 7.6%
EBRD and EBRD affiliated funds — 6.4%
Deutsche Bank Limited Liability Company — 6.3% (2)
Timur Goryayev — 50.2% (1)
ING Bank (Eurasia) ZAO (Closed Joint Stock Company) — 6.7% (2)
Depository-Clearing Company (Closed Joint Stock Company) — 6.9% (2)
J.P. Morgan Bank International LLC (Commercial Bank) — 7.6% (2)
Citibank, other than top management — 4.8% (2)
Other top management — 1.7% (1)

Notes: (1) — in nominal holding by Citibank; (2) nominal shareholders

The Principles

Kalina is determined to go beyond legal requirements in its relations with shareholders, employees, customers and local communities.

During 2004, Kalina's Board of Directors adopted a Corporate Governance Code based on the Russian Corporate Governance Code recommended by the Russian Federal Service for Financial Markets. Adoption of the code furthers the commitment by management, including members of management who are Company shareholders, to good corporate governance and to transparency in their relationship with all company stakeholders.

The Code of Governance is based on the following principles:

- Accountability: The Code establishes the accountability of the Company's Board of Directors to its shareholders and serves as a guideline for the Board of Directors in developing strategy and in managing and supervising the activities of the Company's executive bodies.
- Justice: The Company undertakes to protect shareholders' rights and to ensure an equal approach towards all shareholders. The Board of Directors shall provide all shareholders with protection in the case of any infringement of their rights.
- Transparency: The Company undertakes to ensure the timely and reliable disclosure of information on all essential aspects of the Company's activities, including its financial position, operating results, ownership structure and management of the Company, as well as free access to such information for all interested parties.
- Responsibility: The Company acknowledges the rights of other interested parties under the requirements of the law.
- Ethics: The Company observes the generally accepted standards of business ethics in its corporate governance and business activities.

Board of Directors

Kalina's directors at the end of first half 2005 were:



Johan Vreeman Chairman
Independent Director



Timur Goryayev
General Director



Alexander Petrov



Mark Alan Bush
Independent Director



Casper Heijsteeg



Nikolai Geller



Reinhold Schlensok

Timur Goryayev, who has been the General Director and Chief Executive Officer of Kalina since 1996 and a director since 1994. Mr Goryayev is also Kalina's controlling shareholder, with a 50.025% stake in the Company.

Johan Vreeman, who has served as a Kalina director since 2000 and as Chairman of Kalina's Board of Directors since May 2004. Mr Vreeman is managing director of Corpeq BV and is a director of a number of companies in Russia and the Netherlands.

Alexander Petrov, who has been Chief Financial Officer of Kalina and a director since 1998. He was Chairman of Kalina's Board of Directors from 2000 until May 2004. Mr Petrov owns a 0.380% stake in the Company.

Mark Alan Bush, who was elected to the Board in April 2005. Mr. Bush is Chief Executive Officer of "KIT-Capital LLC", Ekaterinburg.

Casper Heijsteeg, who has served as a Kalina director since 2004. He is the Head of the Moscow Office of Eagle Venture Partners and is affiliated with EBRD.

Nikolai Geller, who has been Development Director of Kalina since 1998 and a director since 2000. Mr Geller was Head of Human Resources at Kalina from 1997 to 1998. Mr Geller owns a 0.461% stake in the Company.

Reinhold Schlensok, who was appointed a Kalina director in 2004. Mr Schlensok is a member of the management board of Dr Scheller Cosmetics AG.

The Senior Management Team

Along with Mr Goryayev, Mr Petrov and Mr Geller, the following executives form Kalina's senior management team:



Yuri Kuzmin



Valery Chuvatin



Nikita Lyapilin



Elena Petrichenko



Igor Kutuzov

Yuri Kuzmin has been Kalina's Common Matters Director since 1996 and was previously a board director from 1999 to 2000.

Valery Chuvatin has been Kalina's Sales Director since 1997 and was previously a board director from 1998 to 2003.

Nikita Lyapilin has been Kalina's Purchasing and Logistics Director since 2000.

Elena Petrichenko has been Production Director for Kalina since 1998 and was previously a board director from 1996 to 2004.

Igor Kutuzov has been Technical Policy Director for Kalina since 2003. Mr Kutuzov served as Vice-Director at Kalina from 2001 to 2003.

Corporate Responsibility

Kalina is committed to the idea of corporate social responsibility and believes that a company can only prosper when society as a whole prospers. Kalina recognizes its social responsibilities as an employer, as a major Russian manufacturer and as a corporate citizen of the communities in which its manufacturing plants are based.

The Company considers its mission not only to add quality to the lifestyle of its customers by caring for their beauty and their health, but also to contribute to the revival of Russia and to protect the environment where its products are manufactured.

Kalina has a special budget for charity, and its charitable programs are focused on aiding handicapped children and orphans in the Sverdlovsk region where Ekaterinburg is located.

In most cases, aid is provided 'in kind' in the form of donations of Company products.

In July 2004, the Board of Directors approved a new charitable program to provide medical aid to children suffering from serious but treatable diseases. Within the framework of this program, a commission consisting of the chief surgeons of three Ekaterinburg children's hospitals presents each month to Kalina's management a list of children in most need of help on the basis of their medical condition and the material situation of their families.

Since the introduction of this program, the Company has contributed nearly RUR 600,000 towards the medical treatment for 14 children.

Kalina also supports research in the fields of botany and the environment. In particular, the Company funded a research program called "Medicinal Plants of Mountainous Altai" conducted by the Central Botany Garden of the Siberian branch of the Russian Academy of Sciences. It also sponsored research into the study of the methods of processing plants with a view to develop their most efficient utilization for cosmetic purposes. This research was conducted by the Biology Institute of the Komi Republic of the Urals Branch of the Russian Academy of Sciences. Both research programs were selected by Kalina on the basis of a competition conducted by the Company in 2004. Kalina intends to continue to support similar research in the future.

Closer to home, the Company's environmental activities are concentrated largely on water cleaning and waste disposal, as Kalina's manufacturing processes do not emit polluting substances into the atmosphere. The Company has a comprehensive system of monitoring to ensure that levels of water pollution and waste discharge are minimal, checked both internally by the Company and by external environmental authorities. New production lines operate using environmentally friendly closed-water cycle systems. Kalina is proud of its environmental protection systems and has not had any material disputes with the environmental authorities at any of its production sites.

Dividend Policy

Kalina has paid annual dividends on its ordinary shares since 1992. Over the next three years, the Company plans to maintain dividend payments to offer investors a dividend yield up to 2%.

DIVIDEND HISTORY

TOTAL DIVIDEND, US $ MILLION DIVIDEND PER SHARE, US$ DIVIDEND YIELD, %			
1993	0.23	0.03	
1994	0.08	0.01	
1995	0.06	0.01	
1996	0.05	0.01	
1997	0.05	0.01	
1998	0.13	0.02	
1999	0.13	0.02	
2000	0.15	0.02	
2001	0.3	0.04	
2002	0.53	0.06	0.5
2003	2.14	0.26	1.5
2004	4.18	0.43	2.6

DIVIDEND PER SHARE, US$ DIVIDEND Yield, %


0
0.1
0.2
0.3
0.4
0.5
0
0.5
1
1.5
2
2.5
3
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Years
Dividend per share
Dividend yield

SECURITIES

Shares

Kalina's shares are listed under the symbol 'KLNA' on RTS and MICEX. Kalina's share performance on the RTS during 2004 is set forth below.



Shares price (RTS), $
Trade volume, $
40
35
30
25
20
15
10
5
0
400000
350000
300000
250000
200000
150000
100000
50000
0
27.04.2004
13.05.2004
26.05.2004
08.06.2004
22.06.2004
05.07.2004
16.07.2004
29.07.2004
11.08.2004
24.08.2004
06.09.2004
17.09.2004
30.09.2004
13.10.2004
26.10.2004
09.11.2004
22.11.2004
03.12.2004
17.12.2004
30.12.2004
20.01.2005
02.02.2005
15.02.2005
01.03.2005
15.03.2005
28.03.2005
08.04.2005
21.04.2005
05.05.2005
19.05.2005
01.06.2005
15.06.2005
28.06.2005
11.07.2005
22.07.2005
04.08.2005
17.08.2005
30.08.2005

In April 2004, Kalina placed 1,387,403 common shares during its IPO on MICEX and, at the same time, Kalina's shares were included in the list of non-listed securities on both MICEX and RTS. At the end of 2004, Kalina's authorized capital consisted of 9,752,311 shares with a par value of 70 rubles per share.

In October 2004, Kalina's common shares were listed on the RTS. In December 2004, the shares were included in the calculation of the RTS benchmark index for the Russian stock market. Also in December 2004, Kalina received permission from the Federal Service for Financial Markets for the circulation of its shares abroad. At the beginning of January 2005, Kalina launched a Level 1 ADR (OTC) program for its common shares administered by Deutsche Bank Trust Company Americas.

By the end of 2004, 43% of Kalina's shares were freely traded. Between April 27, 2004 and December 31, 2004, Kalina's shares traded within the range of $16.20 and $20.45.

Bonds

Kalina entered the bond market in March 2001 with the launch of a three-year RUR 70 million bond designed to introduce the Company to public investors. Proceeds from the issue were used to finance working capital. The issue was fully repaid in March 2004.

A second, two-year RUR 550 million bond was issued in November 2002 to raise financing for launching new brands, increased advertising and promotional expenditure, as well as for working capital. The second bond issue was fully repaid in February 2004.

Kalina currently has no bond issues outstanding, but may return to the bond market for funds in the future for its investment programs and working capital needs given favorable financial conditions.

STRATEGIC DECISIONS 11

Acquisition

At the end of December 2004, Kalina announced its intention to acquire a minority stake in the high-profile German cosmetics company, Dr Scheller Cosmetics AG. Circumstances changed following the original announcement whereby a greater than expected number of shares became available for sale. As a result, in the first quarter of 2005, Kalina acquired a 58.4% stake in the company for Euro 4.20 per share.

The acquisition, a major part of Kalina's strategy, provides Kalina with an opportunity to further expand into the decorative cosmetics market and premium sector of the skin care market. The Company will focus on the sale of existing Scheller brands through Kalina's own distribution network, initially with the decorative cosmetics brand Manhattan and the skincare brand Apotheker Scheller.

Investment

Another strategic decision was taken in 2004 to increase investments in plant and capacity in order to meet increasing consumer demand. In this connection, the Board of Directors approved an investment of up to $14 million for modernizing and expanding production and packaging capacity in 2005 on top of the $3.6 million invested in 2004 and $7 million invested in 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

In this annual report, references to "US dollars" or "US$" are to the currency of the United States, references to "rubles" or "RUR" are to the currency of the Russian Federation, references to "hrivna" are to the currency of Ukraine, and references to "soum" are to the currency of Uzbekistan.

The following table summarizes the Company's financial results for the financial years ending December 31, 2004 and 2003.

This financial information should be read in conjunction with the consolidated financial statements.

Kalina's financial results in 2004 were positively affected by the appreciation of the RUR against the US dollar by a factor of approximately 6.1%. The average US dollar/RUR exchange rate in 2003 was 30.69 while in 2004 it was 28.81.

TABLE 1. Financial results for the financial years ended December 31, 2004 and 2003 (in thousands US dollars)

FINANCIAL RESULTS 2004	2004	% of sales	2003	% of sales
Net sales	182,603		157,059	
Cost of sales	-91,793	50.3%	-85,395	54.4%
Gross profit	90,81	49.7%	71,664	45.6%
Selling, general & administrative expenses (SG&A)	-59,543	32.6%	-50,68	32.3%
Operating income	31,267	17.1%	20,984	13.4%
Other income/expenses:				
Interest income/(expense), net	40	0.0%	-2,876	1.8%
Foreign currency exchange	750	0.4%	-432	0.3%
gains/(losses), net				
Gain from sale of investments	-		2,165	1.4%
Other expenses, net	-3,469	1.9%	-557	0.4%
Income from continuing operations before income tax expense	28,588	15.7%	19,284	12.3%
Income tax expense	-8,007	4.4%	-5,163	3.3%
Net income from continuing operations	20,581	11.3%	14,121	9.0%
Discontinued operations				
Loss from operations of subsidiary LLC Pallada-Vostok	-1,541	0.8%	-1,408	0.9%
Loss from operations of subsidiary JSC Alye Parusa	-	-	-241	0.2%
Loss on disposal of JSC Alye Parusa	-	-	-1,682	1.1%
Net Income	19,040	10.4%	10,790	6.9%

Net Sales

Kalina's sales increased by 16.2% to $182.6 million in 2004 compared to $157.1 million in 2003. The net sales growth was driven by growth of the Russian HPC market and growth of the Company's market share in its core sectors

KALINA SALES (1998-2004)


183
157
130
132
118
87
48
180
160
140
120
100
80
60
40
20
0
US$ mln
1998
1999
2000
2001
2002
2003
2004
Kalina revenue

The growth of Kalina's sales is also attributable to the increase in the share of branded products with higher margins in its product mix. The share of branded products among total products sold increased from 61% in 2003 to 72% in 2004.

Gross Profit

Kalina's gross profit increased by 26.6% to $90.8 million in 2004 compared to $71.7 million in 2003. Cost of sales increased by 7.5% and amounted to $91.8 million in 2004 compared to $85.4 million in 2003. As a percentage of sales, gross profit increased to 49.7% in 2004 from 45.6% in 2003.

The increase in the gross margin is mainly attributed to the growth of the share of branded products in the total sales volume as well as an increase in sales prices for products in the key skin care and oral care sectors. In the skin care and oral care sectors, the average RUR sales price increased in 2004 by 12% and 17%, respectively, compared to 2003.

Operating Income

Kalina's operating income increased by 49% in 2004 and amounted to $31.3 million compared to $21.0 million in 2003.

The increase in operating margin from 13.4% in 2003 to 17.1% in 2004 was caused primarily by the increase in the share of branded products in the total volume of sales as well as the increase in the sales prices for products in the Company's key sectors, skin care and oral care.

Selling, general and administrative expenses (SG&A) increased by 17.4% in 2004 and amounted to $59.5 million compared to $50.7 million in 2003. The key drivers of the increased SG&A expense were higher advertising expenditures and an increase in personnel compensation.

Personnel expense grew by 29.5% in 2004 reaching $12.3 million compared to $9.5 million in 2003. Increased personnel compensation and increases in Kalina's sales force in the second half of 2003 were the main reasons for the growth in personnel expense.

Income from Continuing Operations before Income Tax Expense

Kalina's income from continuing operations before income tax expense increased by 48.2% and amounted to $28.6 million in 2004, compared to $19.3 million in 2003. As a percentage of sales, income from continued operations before income tax expense increased to 15.7% in 2004 compared to 12.3% in 2003. The key drivers of the increase were an increase in operating income as result of net sales growth, decrease of interest expense, and foreign currency exchange gains.

Net Income

Kalina's net income increased by 75.9% in 2004 and amounted to $19.0 million compared to $10.8 million in 2003. As a percentage of sales, net income was 10.4% in 2004 compared to 6.9% in 2003.

Income tax increased to $8.0 million in 2004 from $5.2 million in 2003. The Company's effective tax rate was relatively stable at 28% in 2004 compared to 26.8% in 2003.

Liquidity and Capital Resources

In 2004, the principal sources of liquidity for the Company were internally generated funds from operations and proceeds from stock issues as well as, to a lesser extent, long-term borrowings. Cash flows from operating activities and various available sources of financing are believed to be sufficient for the foreseeable future to enable the Company to meet its obligations under long-term debt, to fund capital expenditure and to make payments to suppliers.

Cash Flows

TABLE 2. Cash Flow statement for 2004 and 2003
(in thousands US dollars)

CASH FLOWS	2004	2003
Net cash provided by operating activities	25,890	11,206
Net cash used in investment activities	-7,242	-1,994
Net cash provided by/(used in) finance activities	14,008	-2,225
Net increase in cash & cash equivalents	32,656	6,987
Cash & cash equivalents, beginning of the period	7,717	730
Cash & cash equivalents, end of the period	40,373	7,717
Cash paid during the period for income tax	6,476	8,423

Kalina's financial position was stable during 2004 and 2003. Cash provided by operations was the main source of funds to finance operating needs and provide payments for financial obligations. During 2004, the Company generated $25.9 million in cash from operations, as compared to $11.2 million in 2003. The increase was mainly attributable to higher net income.

Net cash used in investment activities increased in 2004 to $7.2 million compared to $2.0 million in 2003. It should be noted, however, that in 2003 the Company received proceeds from investment activities generated by the sale of certain fixed assets and a gain from the sale of the Ekaterinburg Fats Plant (EZhK) shares.

The Company received $14.0 million from financing activities in 2004. In contrast, it used $2.2 million in cash during 2003. The main source of cash in 2004 was the proceeds from the stock issue, while short-term debt was replaced by long-term borrowing.

Working capital

Kalina's working capital was $87.0 million at the end of 2004, compared to $40.8 million at the end of 2003. The ratio of current assets to current liabilities was 3.1 in 2004, up from 1.8 in 2003.

Average days of inventory turnover increased slightly to 159 days in 2004 from 155 days in 2003. Accounts receivable turnover was 12.7 in 2004 compared to 12.2 in 2003 as a result of the increase in sales, while the amount of outstanding accounts receivables slightly increased to $14.4 million compared to $12.9 million in 2003.

Capital Expenditure

Capital expenditure, excluding acquisitions, was $3.6 million in 2004 compared to $7.0 million in 2003. Around $0.9 million of the 2004 capital expenditure was for the purchase of new equipment while $2.7 million was invested in the construction of a new automated warehouse.

The capital expenditure program is expected to continue at a level sufficient to support Kalina's strategic and operating needs. It is anticipated that capital expenditure of approximately $17.0 million will be required in the next 18 months, including approximately $14.0 million for the purchase of new equipment and the modernization of production facilities during 2005.

Indebtedness

Total debt, including short-term borrowing, decreased to $12.9 million during 2004 from $21.0 million in 2003.

A large proportion of indebtedness at the beginning of 2004 related to bonds issued by the Company in 2001 and 2002. These bonds were repaid in the first quarter of 2004.

The Company entered into a long-term credit facility with the European Bank for Reconstruction and Development (EBRD) for $20 million. By the end of 2004, the Company had received $10.8 million under this arrangement, $3.0 million of which is payable within 12 months of December 31, 2004. The funds provided under this credit facility were used in 2004 to finance working capital and the purchase of production equipment, and the Company plans to use the remainder of the facility to purchase production equipment over the next 12 months.

Issue of new shares

In April 2004, Kalina issued 1,387,403 new common shares during its Initial Public Offering on MICEX. Common shares, with a par-value of 70 RUR per share, were placed at 525 RUR against shareholders' pre-emptive rights and 550.62 RUR per share through a public offering. The net proceeds from the share issue totaled approximately $25.1 million, of which approximately $20 million was used for the acquisition of a controlling stake in the German cosmetics company Dr. Scheller Cosmetics AG.

Qualitative and Quantitative Disclosures about Market Risk

In addition to the risks inherent in its operations, the Company is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding the Company's exposure to the risks of changing foreign exchange rates, inflation and competition.

- **Inflation and foreign currency**
  As a majority of the Company's costs are denominated in Russian rubles (RUR), they are sensitive to price rises in Russia. In 2004, inflation exceeded the rate of devaluation resulting in real appreciation of the RUR against the US dollar. As a result, the company experienced inflation-driven increases in some of its costs, most notably in salaries and bought-in services. Kalina was able to effectively raise its prices in order to compensate for such cost increases. At the same time, the Company enjoyed a decrease in the cost of imported raw materials. In the future, high rates of inflation in Russia, relative to the nominal rate of devaluation, could negatively affect the Company's results of operations, as competitive pressures may not allow the Company to raise its sales prices to offset cost increases.

- **Competition**
  Kalina competes with many large and varied manufacturers, both domestic and foreign, across all of its product lines. Some of these competitors are larger than Kalina, and some have broader product ranges. Price, product quality and the introduction of new products are significant competitive factors. The Company strives to maintain its market position through product innovation and extensive advertising support.

Liquidity Risk Management

Liquidity risk refers to the risk of being unable to meet potential cash outflows promptly and cost effectively. Factors that could cause such a risk include a disruption of the securities market or the general lack of availability of funds. The Company actively manages and mitigates liquidity risk by maintaining diversified sources of funding. It maintains committed lines of bank credit to provide support for long-term borrowings to support operations.

Critical Accounting Policies

Kalina's financial statements require the application of certain accounting policies. The policies discussed below are considered by management to be critical to an understanding of its financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

- **Base of presentation**

  Kalina's financial statements have been prepared in conformity with the accounting principles generally accepted in the United States (US GAAP). Company accounts are prepared in conformity with Russian Federation accounting laws and regulations in RUR. The accounts of subsidiaries operating in the other CIS and Baltic countries are prepared in accordance with local accounting regulations. All the accounts are then converted into the US GAAP format.

- **Discontinued operations**

  The financial results of the subsidiary Pallada-Vostok were not consolidated in Kalina's results due to the decision to sell the stock in the near future. The financial results of Alye Parusa were also not consolidated, as the subsidiary was sold in August 2003.

Foreign Currency Translation

The Company follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Company is the Russian ruble. Accordingly, US dollar amounts were translated into Russian rubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Company retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian ruble, Uzbek soum and Ukrainian hrivna are not fully convertible currencies outside the territory of Russian Federation, Uzbekistan and Ukraine, respectively. The translation of ruble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its operating subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The following table sets forth the year-end and average ruble, soum and hrivna exchange rates for 2004 and 2003:

EXCHANGE RATE	AS OF December 31, 2004	AVERAGE FOR 2004	AS OF December 31, 2003	AVERAGE FOR 2003
Russian ruble / US dollar	27.75	28.81	29.45	30.69
Uzbek soum / US dollar	1.05800	1.01909	980.00	975.08
Ukrainian hrivna / US dollar	5.31	5.32	5.33	5.33

OAO CONCERN “KALINA” and subsidiaries

Independent Auditors’ Report

Consolidated Financial Statements

Years Ended December 31, 2004 and 2003

КАЛИНА

КОНЦЕРН

Deloitte.

ZAO Deloitte & Touche CIS Business Center "Mokhovaya" 4/7 Vozdvizhenka St., Bldg. 2 Moscow, 125009 Russia
Tel: +7 (095) 787 0600 Fax: +7 (095) 787 0601 www.deloitte.ru

Independent auditors' report

To the Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheets of OAO Concern "Kalina" and subsidiaries (the "Group") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

April 15, 2005

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003 (in US dollars and in thousands)

	NOTES	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	40,373	7,717
Accounts receivable, net	4	14,408	12,872
Advances to suppliers and prepaid expenses	5	10,374	12,809
Inventories, net	6	$ 40,036	$ 36,224
Taxes recoverable	7	11,375	11,889
Investments	8	2,967	953
Assets associated with discontinued operations	16	7,882	6,145
Deferred tax asset	15	1,725	1,689
Total current assets		129,140	90,298
PROPERTY, PLANT AND EQUIPMENT, net	9	36,351	31,263
INTANGIBLE ASSETS, net		544	422
TOTAL ASSETS		$ 166,035	$ 121,983
COMMITMENTS AND CONTINGENCIES	20		
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	10	21,862	16,174
Short-term debt	11	5,059	20,841
Accrued liabilities		$ 226	$ 349
Taxes payable	7	3,643	4,151
Liabilities associated with discontinued operations	16	11,397	7,970
Total current liabilities		42,187	49,485
LONG-TERM DEBT	12	7,875	183
NON-CURRENT TAXES PAYABLE	7	917	3,878
NON-CURRENT DEFERRED TAX LIABILITY	15	2,008	1,247
TOTAL LIABILITIES		52,987	54,793
STOCKHOLDERS' EQUITY:			
Capital stock	17	23,596	20,243
Additional paid in capital	17	24,203	1,233
Other Accumulated Comprehensive Income		3,954	2,141
Retained earnings		61,295	43,573
Total stockholders' equity		113,048	67,190
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 166,035	$ 121,983

See notes to the consolidated financial statements on pages 6-18.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2004 AND 2003 (in US dollars and in thousands)

	NOTES		2004		2003
NET SALES		$	182,603	$	157,059
COST OF SALES			(91,793)		(85,395)
GROSS PROFIT			90,810		71,664
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	13		(59,543)		(50,680)
OPERATING INCOME			31,267		20,984
OTHER INCOME/EXPENSES:					
Interest income/(expense), net	14		40		(2,876)
Foreign currency exchange gains/(losses), net			750		(432)
Gain from sale of investments					2,165
Other expenses, net			(3,469)		(557)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE			28,588		19,28
INCOME TAX EXPENSE	15		(8,007)		(5,163)
NET INCOME FROM CONTINUING OPERATIONS			20,581		14,121
DISCONTINUED OPERATIONS					
Loss from operations of subsidiary JSC Alye Parusa	16		-		(241)
Loss from operations of subsidiary LLC Pallada Vostok	16		(1,541)		(1,408)
Loss on disposal of JSC Alye Parusa NET INCOME	16		-		(1,682)
NET INCOME			19,040 $		10,790

See notes to the consolidated financial statements on pages 6-18.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (in US dollars and in thousands)

		2004		2003
CASH FLOWS FROM OPERATING ACTIVITIES: Net income	$	19,040	$	10,790
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:				
Depreciation and amortization		2,078		1,940
Impairment loss on property, plant and equipment				516
(Gain)/loss on disposal of property, plant and equipment		224		(915)
(Gain) on disposal of investment				(2,165)
Deferred tax benefit				(793)
Interest income, net		(40)		
CHANGES IN OPERATING ASSETS AND LIABILITIES:				
Accounts receivable, net		(776)		13,280
Accounts payable and accruals		5,072		(4,239)
Inventories, net		(1,586)		642
Advances to suppliers and prepaid expenses		3,219		(4,510)
Taxes receivable		911		(1,609)
Taxes payable		(3,831)		(2,507)
Discontinued operations		1,579		776
Net cash provided by operating activities		25,890		11,206
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property, plant, equipment and intangible assets		(3,622)		(6,960)
Proceeds from sale of property, plant and equipment		68		1,670
Purchase of securities		(3,688)		(3,902)
Proceeds from sale of securities				7,162
Proceeds from sale of subsidiary				36
Net cash used in investing activities		(7,242)		(1,994)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short-term debt		25,150		5,205
Repayment of short-term debt		(43,340)		(7,032)
Proceeds from long-term debt		11,500		183
Repayment of long-term debt		(667)		(13)
Dividends declared and paid		(4,484)		(568)
Proceeds from stock issue		26,323		
Foreign exchange on opening cash balance		(474)		
Net cash provided by/(used in) financing activities		14,008		(2,225)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		32,656		6,987
CASH AND CASH EQUIVALENTS, beginning of period		7,717		730
CASH AND CASH EQUIVALENTS, end of period	$	40,373	$	7,717
CASH PAID DURING THE PERIOD FOR: Income tax		6,476		8,423

See notes to the consolidated financial statements on pages 6-18.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(in US dollars and in thousands)

		Capital Stock Income	Additional Paid In Capital	Other Accumulated Comprehensive	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2002	$	20,243 $	1,233 $	-$	33,351 $	54,827
Translation adjustment		-	-	4,302	-	4,302
Income tax effect of changes in functional currency		-	-	(2,161)	-	(2,161)
Dividends declared		-	-	-	(568)	(568)
Net Income		-	-	-	10,790	10,790
Balance December 31, 2003	$	20,243 $	1,233 $	2,141 $	43,573 $	67,190
Translation adjustment		-	-	1,813	-	1,813
New stock issue		3,353	22,970	-	-	26,323
Net Income		-	-	-	19,040	19,040
Dividends declared		-	-	-	(1,318)	(1,318)
Balance December 31, 2004	$	23,596 $	24,203 $	3,954 $	61,295 $	113,048

See notes to the consolidated financial statements on pages 6-18.

OAO CONCERN "KALINA" AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003

1. Description of business

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary").

OPERATING SUBSIDIARY	SHARE OF OWNERSHIP	PLACE OF INCORPORATION	PRINCIPAL ACTIVITY
LLC Pallada Vostok	100%	Uzbekistan	Manufacturing
LLC Lola Atir Upa	56%	Uzbekistan	Manufacturing
LLC Pallada Ukraina	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading
Kosmetik und Rasierwaren Solingen GmbH	100%	Germany	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products for the countries forming part of the Commonwealth of Independent States ("CIS").

In June and December 2003 the Group management made a decision to dispose of its 65% share in JSC Alye Parusa (Ukraine) and its wholly owned subsidiary LLC Pallada Vostok (Uzbekistan) respectively, therefore their assets, liabilities as well as cash flows and financial results for the reporting periods ended December 31, 2004 and 2003 are presented as assets, liabilities, cash flows and financial results associated with discontinued operations (Notes 14).

During 2004 the Group exchanged its 100% share in LLC Torzhok (Ukraine) for a 12.17% stake in the construction contract development company, LLC KIT-Capital, incorporated in Russia (Note 8).

2. Summary of significant accounting policies

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with Russian Federation accounting laws and accounting regulations in Russian rubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations — For business combinations that have been accounted for under the purchase method of accounting, the financial statements of the Company include the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair value of long-term non-monetary assets acquired.

Use of Estimates — The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk — Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturity of the instruments.

Foreign Currency Translation — The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian ruble. Accordingly, US dollar amounts were translated into Russian rubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian ruble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of the Russian Federation, Uzbekistan and Ukraine, respectively. The translation of ruble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

EXCHANGE RATE	AS OF DECEMBER 31, 2004	AVERAGE FOR 2004	AS OF DECEMBER 31, 2003	AVERAGE FOR 2003
Russian ruble / US dollar	27.75	28.81	29.45	30.69
Uzbek soum / US dollar	1,058.00	1,019.09	980.00	975.08
Ukrainian hrivna / US dollar	5.31	5.32	5.33	5.33

Cash and Cash Equivalents — Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts Receivable — Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments — Investments in marketable securities consist primarily of "not trading" securities and, accordingly, are carried on the balance sheet at cost.

Inventories — Inventories are stated at the lower of cost, determined by the first-in first-out method for raw materials and weighted average for finished goods, or market value.

Property, Plant and Equipment — Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The official rates of exchange were as follows:

DESCRIPTION	USEFUL LIFE (YEARS)
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of December 31, 2004.

Sales Recognition — Sales are recognized when products are shipped to the customer, net of discounts.

Income Taxes — Income taxes payable have been computed in accordance with the laws of the Russian Federation, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing Costs — The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

Presentation — For comparative purposes certain items in the Consolidated statement of operations for year 2003 were reclassified.

New Accounting Pronouncements — In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs an amendment of ARB No. 43, Chapter 4. SFAS 151 covers the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This new statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of production facilities. This standard will be adopted from 1 January 2006.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153 (SFAS 153), Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29. SFAS addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception to fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 Accounting for Non-monetary Transactions and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, the Group will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 153 is not expected to have a material impact on the financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) Share-Based Payment. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also established fair value as the measurement method in accounting for share-based payments to employees. As required by SFAS 123R, the Group will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 123R is not expected to have a material impact on the financial statements as no such plan exists at the Group.

3. Cash and cash equivalents

Cash and cash equivalents consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Cash onhand – RUR	$ 8	$ 7
Cash in bank – RUR accounts	1,633	2,312
Cash in bank – USD accounts	244	
Bank deposits – RUR accounts		5,138
Bank deposit – EUR accounts	37,199	
Restricted cash – USD accounts	1,092	
Other – EUR euro	197	260
UAH, UZS accounts	40,373	7,717

The restricted cash is presented by the amounts reserved on Citibank accounts accordingly to loan agreement between the Company and European Bank for Reconstruction and Development for interest and principal debt repayments.

4. Accounts receivable, net

Accounts receivable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Accounts receivable – trade	$ 14,139	$ 16,539
Other accounts receivable	1,188	468
Bad debt allowance	(919)	(918)
Bank deposits – RUR accounts		5,138
Bad debt allowance for accounts receivable relating to discontinued operations	37,199	
Total	$ 14,408	$ 12,872

5. Advances to suppliers and prepaid expenses

Advances to suppliers and prepaid expenses consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Advances to suppliers	$ 10,267	$ 12,546
Prepaid expenses	107	263
Total	$ 10,374	$ 12,809

6. Inventories, net

Inventories consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Raw materials	$ 26,519	$ 23,943
Work in process	759	482
Finished goods	17,563	15,177
Allowance for obsolescence	(4,805)	(3,378)
Total	$ 40,036	36,224

7. Taxes recoverable and payable

Current taxes recoverable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
VAT	$ 10,854	$ 10,977
Other taxes	521	912
Total	$ 11,375	11,889

Current taxes payable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Income tax	$ 1,608	$ 1,366
Advertising tax	419	301
Other taxes	1,616	2,484
Total	$ 3,643	$ 4,151

Non-current taxes payable consist of fines and interest payables that have been disputed with the tax authorities since 1998. The Company has made an accrual in respect of this liability based on information available to management as of the respective reporting dates. The Company accrued a liability in the amount of 114.3 mln RUR (3,878 thousand US dollars) as of December 31, 2003. In 2004, a restructuring agreement was signed with the tax authorities which fixed the disputed liability at 25.4 mln RUR (917 thousand US dollars). This liability is payable as follows (in thousands):

Due in 2006	$	172
Due in 2007		229
Due in 2008		229
Due in 2009		229
Due in 2010		58
Total	$	917

8. Investment

Investments consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Investments in LLC KIT-Capital	12.17%	2,862
Other short-term investments	105	953
Total	$ 2,967	$ 953

In 2003 the entire investment in JSC "Zhirovoi Kombinat" (Yekaterinburg) was sold for 117 mln. RUR (3,972 thousand US dollars). On April 26, 2004 the Group increased the share capital of LLC Torzhok (a 100% subsidiary) by 75,183 thousand RUR (2,597 thousand USD) to 97,725 thousand RUR (3,305 thousand USD).

On June 30, 2004 the Group exchanged its share in LLC Torzhok for a 12.17% share in the construction project development company, LLC KIT-Capital (Note 1). The main activities of LLC Torzhok were construction works. During 2003 and 2004 the Subsidiary developed one construction site of trade-mall center in Nikolaev (Ukraine).

KIT-Capital is a construction site development company. The exchange of 100% stock in LLC Torzhok for 12.17% of KIT-Capital represents an exchange transaction of assets and in accordance with APB 29 "Accounting for Nonmonetary Transactions", Par. 22 is classified as an exchange of similar assets. The exchange transaction did not result in the recognition of any financial gain or loss in the financial statements of the Group.

The value of the new investment in LLC KIT-Capital is represented by the value of the monetary consideration transferred to LLC Torzhok as share capital contributions less any accumulated losses generated by the Subsidiary up to the date of the exchange transaction. The value thus formed is the cost of the new investment and is shown as such on the face of the consolidated balance sheet.

9. Property, plant and equipment, net

Property, plant and equipment consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Land	$ 491	$ 463
Buildings	27,011	26,521
Machinery and equipment	53,445	51,239
Vehicles	1,843	2,699
Office equipment and other assets	2,297	2,125
Construction in progress	11,786	8,425
Less: accumulated depreciation	(60,522)	(60,209)
Total	$ 36,351	$ 31,263

In the second half of 2002, the Company entered into a financial lease agreement of production equipment. The net book value of the leased assets as of December 31, 2004 and 2003 was 607 thousand US dollars and 569 thousand US dollars, respectively (see Note 12).

The Company concluded 7 finance lease agreements within years 2002 and 2003. LLC "Raiffeisen Leasing" was the lessor in four of them, the remaining three were signed with JSC "Service ETM" as the Lessor for various production equipment. The effective rate for the contracts with LLC "Raiffeisen Leasing" is 13%, for contracts with JSC "Service ETM" — 6%.

In October 2004 the Company terminated one of the contracts with LLC "Raiffeisen Leasing" — after the provider of the equipment had breached the contract.

10. Accounts payable

Accounts payable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Accounts payable – trade	$ 19,265	$ 14,323
Accrued interest	358	389
Other payables	2,239	1,462
Total	$ 21,862	$ 16,174

11. Short-term debt

Outstanding short-term credit facilities of the Group as of December 31, 2004 and 2003 consisted of the following (in thousands):

	Interest rate	2004	2003
EBRD loan (USD)	LIBOR+4.75%	$ 2,994 $	-
Citibank loan (RUR)	23%	-	1,677
Raiffeisenbank Austria loan (USD)	LIBOR+4%	1,802	
Other loans in RUR, USD, SUM, UAH	19-23%	-	10
Bonds – first issue (RUR)	14%	-	161
Bonds – second issue (RUR)	14%	-	18,673
Financial lease			
Current portions of liability on financial lease (RUR)	13%	263	320
Total		$ 5,059	$ 20,841

In 2004, the Group entered into a short-term credit line agreement with Raiffeisenbank Austria. The total amount of credit line facilities to be provided under the contract is 2 mln. US dollars with an annual interest rate of LIBOR plus 4%. As of December 31, 2004 the Group had received 1,802 thousand USD.

In 2001 and 2002 the Group made two bond issues. The face value of the first and the second issues was 100 RUR (3.33 US dollars) and 1,000 RUR (31.44 US dollars) respectively. The number of bonds issued was 51,340 and 550,000 respectively. The bonds were issued at face value. Coupon income on the bonds is accrued at the rate of 80% of the official Central Bank of the Russian Federation refinancing rate effective during the period and is paid quarterly. Bonds of the first and the second issue were repaid on March 5, 2004 and February 2, 2004 respectively.

The effective Central Bank of Russian Federation refinancing rate was as follows:

DATE OF COUPON ACCRUAL	CB REFINANCING RATE
August 7, 2002- February 16, 2003	21%
February 17, 2003 – June 20, 2003	18%
June 21, 2003 – January 14, 2004	16%
January 15, 2004 – June 14, 2004	14%
June 15, 2004 – December 31, 2004	13%

Coupon income on the bonds of the second issue was accrued at the weighted average rate of return of the Bonds of the Ministry of Finance of Russian Federation (OFZ). The effective weighted average rate of return on OFZ was as follows:

DATE OF COUPON ACCRUAL	WEIGHTED AVERAGE RATE OF RETURN
November 13, 2002 – February 11, 2003	22%
February 12, 2003 – May 13, 2003	20%
May 14, 2003 – July 18, 2003	15%
July 19, 2003 – February 2, 2004	14%

As of December 31, 2003 the maturity period of the bonds was shorter than one year, and they are shown as short-term on the face of the Group's balance sheet.

12. Long-term debt

Long-term debt consisted of the following as of December 31, 2004 and 2003 (in thousands):

		2004		2003
Long-term bank loans				
EBRD loan (USD)	$	7,839	$	
Financial lease				
Long-term portion of financial lease liability (RUR)		36		183
Total long-term debt	$	7,875	$	183

In 2003, the Group entered into a long-term credit line agreement with a related party (Note 16) — the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities to be provided under the contract is 20 mln. US dollars with an annual interest rate of LIBOR plus 4.75%. As of December 31, 2004 the Group had received 10,833 thousand USD of which 2,994 thousand USD is payable within 12 months commencing December 31, 2004 (Note 11).

In the second half of 2002 the Company entered into a financial lease agreement of production equipment (see Note 9).

Future minimum lease payments due under non-cancelable leases at December 31, 2004 were (in thousands):

Financial lease commitments as lessee:		
Due within 12 months	$	186
Due during the second year		38
Total minimum lease payments:		224
Less amount, representing interest		(16)
Present value of minimum lease payments	$	208

13. Selling, general and administrative expenses

Total selling, general and administrative expenses consisted of the following at December 31, 2004 and 2003 (in thousands):

		2004		2003
Advertising expenses	$	18,651	$	13,432
Salaries		12,252		9,493
Transportation expenses		6,145		6,167
Raw materials obsolescense expenses		4,434		3,109
Consulting expenses		3,148		1,634
Social taxes on salaries		2,601		2,879
Other		12,312		13,966
Total	$	59,543	$	50,680

14. Other expenses

Total other expenses (net) consisted of the following at December 31, 2004 and 2003 (in thousands):

		2004		2003
Expenses related to new stock issue	$	3,062	$	
Other		407		557
Total	$	3,469	$	557

15. Taxes

Total tax expense consisted of the following at December 31, 2004 and 2003 (in thousands):

		2004		2003
Current tax expense	$	8,007	$	6,088
Deferred tax benefit		-		(925)
Total	$	8,007	$	5,163

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 25% in Ukraine, and 26% in Uzbekistan in 2004 and 24% in Russia, 30% in Ukraine, and 26% in Uzbekistan in 2003.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations:

		2004		2003
Income tax expense at statutory rates	$	6,861	$	4,628
Adjustments due to:				
Tax penalties		-		178
Discontinued operations		10		
Other permanent differences		1,136		357
Income tax expense	$	8,007	$	5,163

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

		2004		2003
Current deferred tax assets:				
Accrued expenses	$	2,000	$	1,932
Valuation of investments				
Valuation of closing stock of work in progress and finished goods		(275)		(243)
	$	1,725	$	1,68
Non-current deferred tax liabilities:				
Provisions and allowances		(2)		835
Valuation of non-current assets				
Depreciation expense		(2,006)		(2,082)
	$	(2,008)	$	(1,247)

As more fully described in Note 2, starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. The amount of the adjustment to the deferred tax asset opening balance, resulting from the change in accounting policies was 2,161 thousand US dollars.

16. Discontinued operations

Pallada Vostok (Uzbekistan)

In December 2003 Group management made a decision to dispose of its wholly owned subsidiary LLC Pallada Vostok based in Uzbekistan. The subsidiary was engaged in the production of a wide range of cosmetic brands sold on the Uzbekistan market.

Major assets and liabilities of the subsidiary as of December 31, 2004 and 2003 were as follows (in thousands):

		2004		2003
Assets associated with discontinued operations:				
CURRENT ASSETS:				
Cash and cash equivalents	$	18	$	172
Accounts receivable, net		179		114
Advances to suppliers and prepaid expenses		757		553
Inventories		2,495		2,300
Taxes recoverable		101		64
Investments		25		
Total current assets		3,575		3,203
PROPERTY, PLANT AND EQUIPMENT, net		4,307		2,942
Total assets associated with discontinued operations	$	7,882	$	6,145
Liabilities associated with discontinued operations:				
CURRENT LIABILITIES:				
Accounts payable	$	9,885	$	6,913
Accrued liabilities		-		77
Short-term debt	301			
Taxes payable		57		231
Total current liabilities		10,243		7,221
LONG-TERM DEBT		962		620
MINORITY INTEREST		192		129
Total liabilities associated with discontinued operations:	$	11,397	$	7,970

At December 31, 2004 LLC Pallada Vostok was indebted to the rest of the Group in the amount of 5,934 thousand US dollars, represented by 2,042 thousand US dollars in trade payables and 3,524 US dollars received as advances from the rest of the Group. Revenues and (net loss) of LLC Pallada Vostok for the years 2004 and 2003 were 2,988 and (1,541) thousand dollars and 6,276 and (1,408) thousand US dollars, respectively.

Alye Parusa (Ukraine)

In June 2003 the Group management decided to sell its 65% stake in a Ukrainian based subsidiary — JSC Alye Parusa. JSC Alye Parusa was engaged in production of a wide range of cosmetics brands sold on the Ukrainian market.

Major assets and liabilities of JSC Alye Parusa at the date of disposal, August 5, 2003 were as follows (in thousands):

		AUGUST 5, 2003
CURRENT ASSETS:		
Cash and cash equivalents	$	16
Accounts receivable, net		979
Advances to suppliers and prepaid expenses		178
Inventories		909
Taxes recoverable		72
Investments		4
Total current assets		2,158
PROPERTY, PLANT AND EQUIPMENT		529
INTANGIBLE ASSETS, NET		11
Total assets associated with discontinued operations	$	2,698
CURRENT LIABILITIES:		
Accounts payable	$	3,593
Short-term debt		104
Accrued liabilities		39
Taxes payable		89
Total current liabilities		3,825
LONG-TERM DEBT		446
Total liabilities associated with discontinued operations:	$	4,271
Attributable goodwill		74
Allowance for accounts receivable from JSC Alye Parusa		(3,217)
Loss on disposal		1,682
Total Consideration satisfied by cash		36

Amounts due to the Company by JSC Alye Parusa at August 5, 2003 have been restructured for payments over the period of 2005-2009. The recoverability of the entire balance is considered doubtful and has thus been provided for in full. In accordance with APB 30 «Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions» the adjustment of carrying value of accounts receivable, resulting from the disposal of JSC Alye Parusa is included in financial result of the subsidiary disposal.
Revenues and (net loss) of the subsidiary for the period of 2003 until the date of disposal were 2,264 and (241) thousand US dollars, respectively.

The investment was sold to the subsidiary's chief operating officer on August 5, 2003 realizing a loss of 1,682 US dollars (see Note 19).

As of December 31, 2004 the amount of accounts payable due from JSC Alye Parusa to the rest of the Group was 3,518 thousand US dollars.

17. Capital stock

As of December 31, 2004 and 2003 the Group had 9,752,311 and 8,364,908 authorised and issued ordinary shares at RUR 70 per share.

In April 2004 the Group issued 1,387,403 new common shares at a par value of 70 RUR per share. Shares were placed at 525 RUR against shareholders pre-emptive rights and 550.62 RUR per share through a public offering.

As of December 31, 2004 dividends for the second half of 2003 in the amount of 46,007 thousand RUR (1,585 thousand US dollars) were declared and paid in full.

In 2004 interim dividends for the first 6 months were declared of the amount of 36,571 thousand RUR (1,318 thousand US dollars). 2004 interim dividends were paid in the amount 32,399 thousand RUR (1,168 thousand US dollars), for the rest of the declared amount cash resources for dividends payment have been reserved to the full extent. The interim dividends per share were 3.75 RUR (0.135 US dollars).

The Company is owned 50.18% by an individual, 10.67% by EBRD, 7.28% by OOO JP Morgan International (nominal shareholder), 7.07% by ZAO Deposit-Clearing Hall (Palata) (nominal shareholder) and 24.8% by other shareholders (among those nominal shareholders are ZAO Citibank, ZAO ING Bank (Eurasia), ZAO Bransweek UBS Nominees), as of December 31, 2004

18. Related party transactions

The Group has one party related by means of common control – LLC "Soyuzspezstroy".
Advances to related parties as of December 31, 2004 and 2003 were as follows (in thousands):

		2004		2003
LLC "Soyuzspezstroy"	$	992	$	169
Total	$	992	$	169

Sales to related parties for the years ended December 31, 2004 and 2003 were as follows (in thousands):

		2004		2003
LLC "Soyuzspezstroy"	$		$	
Sales of third party shares				2
Total	$		$	2

Purchases from related parties for the years ended December 31, 2004 and 2003 were as follows (in thousands):

		2004		2003
LLC "Soyuzspezstroy"	$		$	
Purchase of services		$ 423		3,248
Total	$	423	$	3,248

19. Post retirement benefits

Employees of the Group are beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at December 31, 2004 and 2003 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

20. Commitments and contingencies

Operating Environment — The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax Environment — Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

21. Subsequent events

In April 2005 the Group acquired 59.3191% of Dr. Scheller Cosmetics AG – a German perfume manufacturer and distributor.

In January 2005 the Group announced the launch of a level 1 "OTC" American Depositary Receipts (ADR) program in respect of the ordinary shares of the Group administered by Deutsche Bank Trust Company Americas, as depositary bank. ADRs can be issued in respect of up to 19.99% of the issued and outstanding share capital of the Group.

In April 2005 the Group declared dividends for the second half of year 2004 as of amount of 83.967 thousand RUR (3,026 thousand US dollars). The dividends per share declared as of 8.61 RUR (0.31 US dollar) per common share.

FORMAL INFORMATION FOR SHAREHOLDERS

The 2005 Annual General Meeting for shareholders took place on 20 April 2005.

The Extraordinary General Meeting of shareholders of JSC Concern "KALINA" will take place on 11 August 2005. Among the subjects included on the agenda, is the approval of the amount of dividend payment for the first half of the year 2005.

Kalina's financial statements are available on the Company's website at www.kalina.org.

Contact for shareholder inquiries:

OJSC Concern "KALINA"
80 Komsomolskaya Street, Ekaterinburg, 620138, Russia
Corporate Finance Department
tel +7 343 262 26 85
fax +7 343 262 22 32
e-mail: D.Argunov@kalina.org
web: www.kalina.org

Address of the registrar in Moscow:

OJSC "Central Moscow Depository"
34/8 Bolshaya Pochtovaya Street, Moscow, 105082, Russia

Address of the registrar in Ekaterinburg:

Ekaterinburg branch of OJSC "Central Moscow Depository"
180 Soni Morozovoi Street, Ekaterinburg, 620000, Russia

Details of the dividend payment agent:

Kalina pays dividends directly to shareholders

Independent auditor:

Closed Joint Stock Company "Audit Center Ural-Audit" for RAS statements
Deloitte & Touche for US GAAP statements

Kalina's PR-department:

tel +7 343 365 83 06
fax +7 343 262 22 32
e-mail: pressa@kalina.org, S.Kazantsev@kalina.org
contact person — Sergey Kazantsev

COMPANY CONTACTS

Address:
80, Komsomolskaya str., Ekaterinburg 620138, Russia
Fax: +7 343 262 22 32
web: www.kalina.org

Timur Goryayev, CEO
Tel: +7 343 262 15 27

Alexander Petrov, CFO
Tel: +7 343 262 09 86

Nikolay Geller, Development Director
Tel: +7 343 365 91 98

Dmitry Argunov, Corporate Finance
Tel: +7 343 262 26 85
Fax: +7 343 262 22 32
email: D.Argunov@kalina.org

Disclaimer

Some of the information in this annual report may contain projections or other forward-looking statements regarding future events or the future financial performance of Kalina, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents Kalina files from time to time with the U.S. Securities and Exchange Commission and the Russian Federal Service for the Financial Markets (FSFM), including Kalina's Prospectus filed with the FSFM on October 21, 2003. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" in the Prospectus, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new product development; rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.